Exhibit 23(d)(6)

WAIVER/REIMBURSEMENT AGREEMENT

WAIVER/REIMBURSEMENT AGREEMENT, dated as of November 16, 2006, between SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC., a Maryland corporation (the “Series”), on behalf of Seligman LaSalle Global Real Estate Fund (the “Fund”), and J. & W. SELIGMAN & CO. INCORPORATED, a Delaware corporation (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse the Fund’s “other expenses” to the extent set forth in the Series’ prospectuses included in the Series’ Registration Statement filed on or about December 29, 2006 with the Securities and Exchange Commission.

J. & W. SELIGMAN & CO. INCORPORATED		SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC.

BY:	/s/ Brian T. Zino	BY:	/s/ Lawrence P. Vogel

TITLE:	President	TITLE:	Vice President and Treasurer

DATE:	November 16, 2006	DATE:	November 16, 2006